1 **1**

E-STREAM MEDIA INC

This Certifies that ___BRENT DAVIS___ *is the*

registered holder of ___One___ *Shares*

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate property endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this* ___20___ *day of* ___June___ *A. D.* ___2025___

_____
President

_____
Secretary